Filed pursuant to Rule 433
Registration Statement No. 333-157007

Dear Shareholder and/or Friend of Zion...

Isaiah 12:6 – “Cry out and shout, thou inhabitant of Zion:  for great is the Holy One of Israel in the midst of thee.”

Rights Offering

The rights offering was originally scheduled to expire on Wednesday, June 10, 2009, however, on that day, we announced that we were extending the rights offering by fourteen days, to Wednesday, June 24, 2009.

The preliminary outcome of Zion's rights offering, as of the close of business on June 10, 2009, indicated a total subscription of approximately 3.6 million shares (including over-subscription) for gross proceeds of approximately $18 million.

As noted in our press release announcing the extension, “We were very pleased that the response to the stock rights offering has been so positive, but some stockholders may have experienced a delay in receiving their subscription materials, so we thought it appropriate to extend the deadline for the rights offering, in order to give all of our shareholders adequate time in which to participate."

So, everyone who was a stockholder on the record date of May 4, 2009, can still exercise their rights and purchase Zion stock at $5.00 per share of stock or even consider an over-subscription.

If you have not yet exercised your rights or want to oversubscribe, now is the time to act!

Exodus 25:2;      Job 8:7

Thank you for your continued prayers and financial support of Zion, and

Shalom from Texas

John Brown                                                                           (Romans 4:20,21)
Chairman of Zion Oil & Gas, Inc.
www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, drilling efforts and potential results thereof and plans contingent thereon, are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).The securities are offered by prospectus only, and only within those States and other jurisdictions in which the securities may be sold, and this announcement is neither an offer to sell nor a solicitation of any offer to buy in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities of any such state or jurisdiction.

More information about the offering is available at www.zionoil.com. A copy of the prospectus can be obtained on request, by calling toll free 1-888-TX1-ZION (1-888-891-9466) or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com